Exhibit 21.1

SUBSIDIARIES OF SHOPSMITH, INC.

Name of Subsidiary
and Name Under Which	State of
Subsidiary Does Business	Incorporation
1. Shopsmith Woodworking Promotions, Inc.	Ohio

2. Jefferson City Tool Company	Ohio

3. Shopsmith Woodworking Centers Ltd. Co.	Ohio